Confidential Treatment has been requested pursuant to Rule 83 of the Freedom of Information Act and this response letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance. The omissions are denoted by an asterisk (*).

HOGAN & HARTSON

L.L.P.

WRITER’S DIRECT DIAL: (212) 918-8270	875 THIRD AVENUE NEW YORK, NY 10022 TEL (212) 918–3000 FAX (212) 918–3100 WWW.HHLAW.COM

April 5, 2006

VIA OVERNIGHT DELIVERY

Linda Cvrkel

Branch Chief—Accounting

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	News Corporation
Form 10-Q for the Quarterly Period Ended September 30, 2005
File no.: 1-32352

Dear Ms. Cvrkel:

On behalf of News Corporation (the “Company”), this letter is in response to the Staff’s letter of comment dated March 29, 2006 with respect to the above-referenced Form 10-Q for the Quarterly Period Ended September 30, 2005. For the convenience of the Staff, we have set out each of the comments in bold italic font immediately preceding the corresponding response. Please note that the Company has requested confidential treatment with respect to portions of this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Unaudited Consolidated Statements of Operations, page 3

Note 5. Intangible Assets, page 12

1.	We have read your response to our prior comment number 12. In this regard, supplementally tell us which Company owned stations are located in markets where the Company operates duopolies and are thus aggregated for purposes of your application of the ‘Jefferson Pilot Method’ to establish the fair value of your FCC licenses. Also, if the hypothetical build-up to a normalized level of operations employed in your discounted cash flow analysis includes circumstances in which any of your stations (i.e., market participant) might reasonably expect to achieve better (or worse) than industry-average due to special factors such as (1) specific attributes of the license or franchise; (2) the territory or market in which it relates; (3) other assets with which it can be used, supplementally tell us, by station, how you reflected the operating statistics and the build-up assumptions of the special factors in your analysis in order to properly value your licenses. Specifically, tell us how a station’s position (e.g., first, second, etc.) in its respective market is reflected in your analysis, if applicable. If a station’s position in its respective market is not a factor in your analysis, please explain why. Further, explain the significance of the numbers under the “DMA” column in Appendix A of your response letter.

Response:

The following provides a list of markets in which the Company has a duopoly of television stations with the corresponding station call letters. (For clarification, the television industry has separated the United States local broadcast market into 210 unique Designated Market Areas (referred to as “DMA’s”). These DMA’s are assigned a rank with the largest DMA (New York, NY) assigned the number 1 ranking.)

DMA ranking/Market Name		Stations
1.	New York, NY	WWOR and WNYW
2.	Los Angeles, CA	KTTV and KCOP
3.	Chicago, IL	WFLD and WPWR
7.	Dallas, TX	KDFW and KDFI
8.	Washington, DC	WTTG and WDCA
10.	Houston, TX	KRIV and KTXH
14.	Phoenix, AZ	KSAZ and KUTP
15.	Minneapolis, MN	KMSP and WFTC
20.	Orlando, FL	WOFL and WRBW

In determining the fair value of the Company’s Federal Communications Commission (“FCC”) Licenses, the Company used an independent third party valuation firm, who has had similar experience with other registrants, to assist in such determinations in connection with the implementation of Emerging Issues Task Force Topic D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill.” The valuation firm did not consider operating factors or circumstances that were specific to the Company’s stations or licenses in estimating the fair value of the Company’s FCC Licenses. This is because an FCC License merely grants the license recipient the ability to operate a station in a specific market within a specific spectrum and, therefore, a particular station’s operating performance has no influence on the value of its FCC License under the Jefferson Pilot Method. However, in estimating the fair value for the Company’s FCC Licenses, the Company did consider (i) the impact of different spectrum classes of FCC Licenses which the Company owns (i.e. VHF vs. UHF spectrum), (ii) the size of the market in which the Company owns the license and (iii) the number of license holders in a market.

In estimating the fair value of a particular FCC License, the Company considered the impact of different classes of FCC Licenses which the Company owns. The principal impact on valuation relates to the difference in costs required to operate a station with a VHF spectrum license as compared to a station with a UHF spectrum license. Based on market experience, UHF stations generally tend to incur additional operating costs relative to VHF stations, which generally relate to greater power consumption required to broadcast a UHF signal. As such, additional operating costs were reflected in determining the fair value of UHF licenses. Also, UHF stations generally have greater fixed asset requirements in order to transmit a UHF signal. As a result, the initial fixed asset requirements and on-going capital expenditures were higher in estimating the fair value of a UHF license held in a particular market as compared to a VHF license held in the same market. The Company owns 20 VHF stations and 15 UHF licenses.

In estimating the fair value of a particular FCC License, the Company considered conditions specific to the market/territory in which the station operates. The two major market-specific drivers were total market revenues and cost structure, and were estimated based on third party information. For this analysis, the estimated market revenue was based on projected market revenue data published in BIA Financial Network’s Investing in Television Market Report, 2005 Edition. BIA is a media and telecommunications merchant banking and advisory firm that provides in-depth industry research and analysis. The cost structure assumed for a normalized level of operations was based primarily on information published in the National Association of Broadcasters’ (“NAB”) Television Financial Report, 2004 Edition. For this analysis, the cost structure of average independent stations was considered.

In addition, in estimating the fair value of a particular FCC License, the Company estimated that a scarcity of stations existed in certain markets with six or fewer stations, as there were greater than six national television networks.1 A station existing in a market with a scarcity of stations would be able to affiliate with a major network more easily than a station existing in market without a scarcity of stations. The ability to affiliate more easily would allow an FCC License holder to shorten the ramp-up period, as a start-up station would receive content and viewers through this national network. Therefore, the Company estimated that a start-up station existing in a market with a scarcity of stations would require approximately three years to reach a normalized level of operations, as compared to five years for stations that do not operate in a market with a scarcity of stations.

The Company did not consider a station’s position in the market in estimating the fair value of a particular FCC License. This is because the FCC License merely grants the license recipient the ability to operate a station within a specific spectrum. Stations that perform well in a market will do so for factors other than mere ownership of an FCC License, such as the programming content developed or acquired and local news operations. Given that the Jefferson Pilot Method results in a fair value that is separate from goodwill, this analysis does not consider the actual performance of the stations in which the FCC Licenses are used.

The table below indicates those stations in which the VHF/UHF and scarcity factors described above were specifically considered in the determination of the FCC License value. The “size of the market” factor is not listed below as this factor, by definition, impacted the valuation of all FCC Licenses under the Jefferson Pilot Method.

Special Factors
Market	Station	UHF Stations	Scarcity of Stations

Chicago, IL	WFLD	X
Chicago, IL	WPWR	X
Philadelphia, PA	WTXF	X
Boston, MA	WFXT	X
Dallas, TX	KDFI	X
Washington, DC	WDCA	X
Detroit, MI	WJBK		X
Houston, TX	KRIV	X
Houston, TX	KTXH	X
Minneapolis, MN	WFTC	X
Phoenix, AZ	KUTP	X
Denver, CO	KDVR	X
Orlando, FL	WOFL	X
Orlando, FL	WRBW	X
St. Louis, MO	KTVI		X
Baltimore, MD	WUTB	X	X
Milwaukee, WI	WITI		X
Salt Lake City, UT	KSTU		X
Birmingham, AL	WBRC		X
Memphis, TN	WHBZ		X
Austin, TX	KTBC		X
Gainsville, FL	WOGX	X	X

[1]	At the time of this analysis, major television networks include ABC, CBS, NBC, FOX, WB and UPN. In addition, Univision and Telemundo attract significant audiences in certain markets.

As indicated in the first paragraph of this response, each DMA in the United States is assigned a ranking number. The number appearing under the DMA column in Appendix A to our response letter dated March 8, 2006 refers to the published DMA ranking for that market.

2.	Supplementally tell us what the residual calculation in Appendix B to your response letter represents and explain how you determined the capitalization rate used in determining the residual value. Also, please indicate whether different cap rate assumptions were used in determining the fair values for FCC licenses in different DMAs. If so, please explain how the assumptions for the different DMAs were determined. In addition, supplementally tell us if you performed an analysis, by station, to attempt to directly quantify the goodwill component of the company value to separate the goodwill from the FCC licenses thus giving you a reasonable indication of fair value that would approximate the Jefferson Pilot Method. If so, please provide us with the analysis.

There are very few legal, regulatory, contractual, competitive, economic, or other factors that limit the life of an FCC License. Therefore, the residual value represents the perpetuity value for the hypothetical “start-up” station holding the FCC License beyond a five-year discrete projection period that the Company used in its valuation. The capitalization rate that was applied to the residual year cash flow ranged from * to *, representing the discount rate used of * less the long-term expected growth rate. The long-term growth fluctuated on a market-by-market basis. The Company estimated long-term revenue growth rates, by DMA, to range between * and * per year, which is based on the overall long-term U.S. GDP growth rate, as well as the respective population growth rates in each DMA. The Company estimated that stations operating in DMAs with population growth of over 0.5% per year would achieve a long-term growth rate of *, as the station would receive advertising revenues that would grow above long-term inflation due to the additional population growth. For stations operating in DMAs with less than a 0.5% annual growth rate, the Company estimated that long-term growth would be at the inflationary rate of approximately * per year.

The Company did not directly quantify the value of goodwill on a station-by-station basis.

Enclosed with this response is a written statement from the Company as requested by the Staff.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at 212-918-8270.

Very truly yours,

/S/ AMY BOWERMAN FREED
Amy Bowerman Freed

April 5, 2006

VIA OVERNIGHT DELIVERY

Linda Cvrkel

Branch Chief—Accounting

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	News Corporation Form 10-Q for the Quarterly Period Ended September 30, 2005 File No.: 1-32352

Dear Ms. Cvrkel:

In connection with the March 29, 2006 comment letter issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to News Corporation’s (the “Company’s”) Form 10-Q for the Quarterly Period ended September 30, 2005, the Company hereby acknowledges as follows:

(1) The adequacy and accuracy of the disclosure in the filings is the responsibility of the Company.

(2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

(3) Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

News Corporation

By:	/s/ Janet Nova

	Name:	Janet Nova

	Title:	SVP—Deputy General Counsel